Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Conference Call on Results for the 2nd quarter 2015

In accordance with the invitation extended to the regulators and published in the investor relations website of Itaú Unibanco Holding (www.itau.com.br/investor-relations), the company is to hold a conference call today, August 5, 2015, on the results for the second quarter 2015.  The information and forecasts presented are based on information available up to the time of the event and involve risks, uncertainties and assumptions that may be beyond our control.

We wish to inform that with respect to the public conference call, Itaú Unibanco Holding provides:
•	Prior to the scheduled starting time (9:30 a.m. in Portuguese and 11:00 a.m. in English):
o	The slides to be presented (also sent to the Brazilian Securities and Exchange Commission - CVM and to BM&FBovespa);
•	Following the scheduled end to the call (11:00 a.m. in Portuguese and 12:30 p.m. in English):
o
Audio replay by calling 5511 31931012 or 5511 28204012, the passwords being 3618030# (Portuguese) and 6138281# (English).  The replay will be available immediately following the call until August 11, 2015;

o	The audio format in the Investor Relations site within two hours; and
o	The transcription of the audio replays within a period of five consecutive days.

The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements.

São Paulo, August 05, 2015.

MARCELO KOPEL
Investor Relations Officer

2nd quarter 2015 - Earnings Review
Conference Call

Eduardo Mazzilli de Vassimon
Executive Vice-President, CFO (Chief Financial Officer)
and CRO (Chief Risk Officer)

Marcelo Kopel
Investor Relations Officer

Highlights

Recurring Net Income
R$6.1
Billion
5.6% (2Q15/1Q15)
25.7% (1H15/1H14)

Recurring ROE (p.a.)
24.8%
30 bps (2Q15/1Q15)

160 bps (1H15/1H14)
12-month ROE was 24.7%

Credit Quality
30 bps (2Q15/1Q15)

10 bps (2Q15/2Q14)
3.3%
NPL 90
NPL 15-90:  3.0%
10 bps (2Q15/1Q15)

30 bps (2Q15/2Q14)

Financial Margin with Clients: 4.1% (2Q15/1Q15) and 17.0% (1H15/1H14) totaled
R$14.7 billion in the quarter and R$28.8 billion in the first half of 2015

Financial Margin with Market: 16.5% (2Q15/1Q15) and 129.6% (1H15/1H14) totaled
R$1.6 billion in the quarter and R$3.4 billion in the first half of 2015

Loan Loss Provision Expenses: 0.1% (2Q15/1Q15) and 26.6% (1H15/1H14) reached
R$5.5 billion in the quarter and R$11.0 billion in the first half of 2015

Fees and Results from Insurance1: 1.2% (2Q15/1Q15) and 10.5% (1H15/1H14) reached
R$8.5 billion in the quarter and R$16.8 billion in the first half of 2015

Non-Interest Expenses: 1.0% (2Q15/1Q15) and 6.7% (1H15/1H14) totaled R$10.0 billion in the quarter and R$19.9 billion in the first half of 2015

Efficiency Ratio: 30 bps (2Q15/1Q15) and 470 bps (1H15/1H14) reached 42.9% in the quarter and Risk-Adjusted Efficiency Ratio reached 61.8%

Loan Portfolio: 2.2% (Jun-15/Mar-15) and 9.0% (Jun-15/Jun-14) including private securities 2.1% in the quarter and 9.3% in the 12-month period

1  Result  from  Insurance  (-)  Retained Claims (-) Selling
Expenses from Insurance.

Itau Unibanco Holding S.A. 2

Recurring ROE / Recurring ROA

20.9% 23.9% 22.6% 23.7% 24.7% 24.7% 24.5% 24.8%

19.7% 20.9% 21.7% 22.8% 23.6% 24.0% 24.4% 24.7%

2.4% 2.6% 2.4% 2.7% 2.9% 3.0% 3.0% 3.2%

1.5% 1.7% 1.6% 1.8% 1.9% 1.9% 1.9% 1.9%

3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15

Recurring  Return  on  Average  Equity  (trailing 12 months)
Recurring Return on Average Equity (quarterly)

Recurring  Return  on  Average Assets - Annualized Recurring
Return on Average Assets - Risk-Weighted Assets

Itau Unibanco Holding S.A. 3

Results

In R$ millions 2Q15 1Q15 variation 2Q14 variation 1H15 1H14 variation Operating
Revenues 25,339 24,946 3 93 1.6% 22,118 3,221 14.6% 50,285 42,780 7,504 17.5%

Managerial Financial Margin 1 6,235 15,963 272 1.7% 1 3,593 2,642 19.4% 32,198
26,081 6,117 23.5%

Financial Margin with Clients 1 4,673 14,092 581 4.1% 1 2,712 1,961 15.4% 28,765
24,586 4,179 17.0%

Financial Margin with Market 1,561 1,871 (309) -16.5% 881 680 77.2% 3,432 1,495
1,938 129.6%

Commissions and Fees 6,906 6,867 40 0.6% 6,338 568 9.0% 1 3,773 12,395 1,378
11.1%

Result from Insurance 1 2,198 2,117 81 3.8% 2,187 11 0.5% 4,314 4,305 9 0.2%

Result from Loan and Lease Losses (4,387) (4,455) 68 -1.5% (3,231) (1,155)
35.8% (8,842) (6,395) (2,446) 38.3%

Loan Loss Provision Expenses (5,520) (5,515) (5) 0.1% (4,465) (1,055) 23.6%
(11,035) (8,717) (2,318) 26.6%

Recovery of Credits 1,133 1,060 73 6.9% 1,234 (101) -8.2% 2,193 2,321 (128)
-5.5%

Retained Claims (385) (368) (17) 4.5% (480) 9 5 -19.8% (753) (967) 2 13 -22.1%

Other Operating Expenses (11,692) (11,602) (90) 0.8% (11,050) (643) 5.8% (
23,295) (21,514) (1,781) 8.3%

Non-interest Expenses (9,979) (9,881) (98) 1.0% (9,577) (402) 4.2% (19,860)
(18,616) (1,244) 6.7%

Tax Expenses and Other 2 (1,713) (1,721) 8 -0.5% (1,473) (240) 16.3% (3,434)
(2,898) (537) 18.5%

Income before Tax and Minority Interests 8 ,875 8,520 354 4.2% 7 ,357 1,518
20.6% 17,395 13,905 3,490 25.1%

Income Tax and Social Contribution (2,661) (2,607) (54) 2.1% (2,306) (355) 15.4%
(5,268) (4,261) (1,007) 23.6%

Minority Interests in Subsidiaries (79) (105) 26 -24.6% (78) (1) 1.4% (185)
(142) (43) 30.0%

Recurring Net Income 6 ,134 5,808 326 5.6% 4 ,973 1,162 23.4% 11,942 9,502 2,440
25.7%

Non-recurring Events (150) (75) (75) 100.5% (74) (76) 103.4% (225) (184) (42)
22.6%

Net Income 5,984 5,733 251 4.4% 4 ,899 1,085 22.1% 11,717 9,318 2,399 25.7%

1  Result from Insurance includes the Result from Insurance,
Pension  Plan  and  Premium Bonds Operations before Retained
Claims and Selling Expenses.

2  Include  Tax  Expenses  (ISS,  PIS, COFINS and other) and
Selling Expenses from Insurance.

Itau Unibanco Holding S.A. 4

Loan Portfolio

In  R$  millions,  end  of  period  2Q15 1Q15 variation 4Q14 variation 2Q14 variation

Individuals 187,318 187,286 0.0% 186,212 0.6% 1 72,441 8.6%
Credit Card Loans 56,247 56,331 -0.1% 59,321 -5.2% 53,524 5.1%
Personal Loans 30,016 29,822 0.7% 2 8,541 5.2% 28,678 4.7%
Payroll Loans 45,517 44,608 2.0% 4 0,525 12.3% 29,892 52.3%
Vehicle Loans 23,786 26,331 -9.7% 28,927 -17.8% 34,068 -30.2%
Mortgage Loans 31,753 30,194 5.2% 2 8,898 9.9% 26,280 20.8%
Companies 295,384 304,409 -3.0% 295,366 0.0% 2 78,573 6.0%
Corporate Loans 211,905 218,970 -3.2% 211,241 0.3% 195,714 8.3%

Very Small, Small and Middle Market Loans 83,479 85,439 -2.3% 84,125 -0.8%
82,859 0.7%

Latin America 49,004 51,699 -5.2% 4 3,942 11.5% 36,609 33.9%

Total with Endorsements and Sureties 531,706 543,394 -2.2% 525,519 1.2% 4 87,623
9.0%

Corporate - Private Securities 3 4,850 35,202 -1.0% 34,175 2.0% 30,801 13.1%

Total with Endorsements, Sureties and Private Securities 566,556 578,596 -2.1%
559,694 1.2% 5 18,423 9.3%

Total with Endorsements, Sureties and Private Securities (ex-foreign exchange rate variation) 566,556 572,547 -1.0% 575,782 -1.6% 5 52,279 2.6%

Itau Unibanco Holding S.A. 5

Credit and Trading and Insurance and Services

In R$ billions
2Q15
Consolidated
Credit and Trading
Insurance and Services
Excess Capital
1Q15
Consolidated
Credit and
Trading
Insurance and Services
Excess Capital
variation
Consolidated
Credit and Trading
Insurance and Services
Excess Capital

Operating Revenues 25.3 1 4.0 11.1 0.2 24.9 13.8 10.9 0.2 1.6% 1.6% 1.5% 5.2%

Managerial Financial Margin 1 6.2 11.8 4 .2 0.2 16.0 11.5 4 .2 0.2 1.7% 2.2%
0.3% 5.2%

Commissions and Fees 6.9 2.2 4.7 - 6.9 2.3 4.6 - 0.6% -1.5% 1.6% -

Result from Insurance 2.2 - 2.2 - 2.1 - 2.1 - 3.8% - 3.8% -

Result from Loan and Lease Losses (4.4) (4.4) - - (4.5) (4.5) - - -1.5% -1.5%
- -

Retained Claims Expenses (0.4) - (0.4) - (0.4) - (0.4) - 4.5% - 4.5% -

Non-interest Expenses and Other Expenses (11.8) (5.7) (6.0) (0.0) (11.7) (5.6)
(6.1) (0.0) 0.5% 2.2% -1.0% 4.3%

Recurring Net Income 6.1 2.7 3.3 0.2 5 .8 2.6 3.0 0.2 5.6% 3.8% 7.2% 4.9%

Regulatory Capital 1 00.7 63.9 27.1 9.7 97.0 61.6 26.4 9.0 3.9% 3.8% 2.4% 8.7%

Recurring Return 24.8% 16.2% 49.4% 7.9% 24.5% 17.1% 47.1% 7.8% 30 bps -90 bps
230 bps 10 bps

Itau Unibanco Holding S.A. 6

Financial Margin with Clients Breakdown

Loan Portfolio Mix Change 1 (%)
Jun-12 25.5 24.2 15.9 10.3 7.9 6.5 6.4 3.3
Jun-13 27.7 21.3 11.9 11.0 7.1 8.4 7.8 4.9
Jun-14 29.5 18.4 8.2 12.9 6.8 8.3 8.7 7.2
Jun-15 30.0 16.7 5.2 12.3 6.5 10.2 9.3 9.9
Corporate  Very  Small,  Small  and  Middle  Market Vehicles
Credit Card

Personal Loans Latin America Mortgage Loans Payroll Loans

1 Excluding endorsements and sureties

Financial Margin with Clients Breakdown
(Quarter)        In R$ millions
14,092   433     134      (157)   152      19      14,673
1Q15 Mix of products, clients and spreads      Calendar days
Loan balance1    Interest rate sensitive operations       Other    2Q15
1  Does  not  include  the  effect  of foreign exchange rate variation in the period.

Itau Unibanco Holding S.A.  7

Net Interest Margin
10.9% 10.9% 10.9% 11.4% 11.2% 11.0% 11.1% 11.3%
9.1% 9.1% 8.9% 9.4% 9.4% 9.7% 9.6% 9.6%
8.3% 9.4% 10.3% 10.8% 10.8% 11.1% 12.1% 13.1%
7.4% 7.9% 7.5% 8.0% 7.9% 7.9% 6.9% 7.2%
6.5% 6.9% 6.6% 7.0% 7.0% 7.3% 6.6% 6.8%
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15
Gross  Credit  Spread NIM with Clients Net Credit Spread (1)
Risk-Adjusted NIM with Clients1 CDI

1 After loan loss provision expenses, net of recoveries.

Itau Unibanco Holding S.A.  8

Financial Margin with Market
In R$ millions
495 470 474 628 829 899 1,213 1,383
340 739 614 881 1,083 1,018 1,871 1,561
63
277
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15
Sale of Cetip/BM and FBovespa Shares
Financial Margin with Market (ex-Sale of Shares)
1-year moving average of Financial Margin with Market (ex-Sale of Shares)

The  quarterly  average  Financial  Margin  with Market (ex-
Gains  from  sale  of  Shares)  for  the past 8 quarters was
R$1,005 million.

Itau Unibanco Holding S.A.  9

Credit Quality

15 to 90-day NPL Ratio

6.5% 7.5% 7.2% 7.2% 6.9% 7.9% 7.5% 7.2% 6.3% 6.7% 5.9% 5.4% 4.7% 4.9% 4.6% 4.2%
3.8% 4.1% 4.2%

3.9% 4.7% 4.5% 4.3% 4.4% 4.8% 4.5% 4.2% 3.6% 4.0% 3.4% 3.0% 3.0% 3.0% 2.7% 2.6%
2.5% 2.9% 3.0%

1.7% 2.4% 2.4% 2.1% 2.3% 2.3% 2.2% 1.8% 1.5% 1.9% 1.4% 1.2% 1.5% 1.4% 1.2% 1.3%
1.5% 1.8% 1.9%

Individuals
Total
Companies

Dec/10Mar/11 Jun/11 Sep/11Dec/11Mar/12 Jun/12 Sep/12Dec/12Mar/13Jun/13
Sep/13Dec/13Mar/14 Jun/14 Sep/14Dec/14Mar/15 Jun/15

90-day NPL Ratio
Excluding  the  effect  of the transfer of financial assets, the  total  portfolio  ratio would have reached 3.5% and the companies portfolio ratio would be 2.6%.

5.8% 5.7% 5.8% 6.3% 6.6% 6.7% 7.3% 7.5% 6.9% 6.7% 6.4% 6.0% 5.8% 5.4% 5.2% 5.0%
4.7% 4.5% 4.6%

4.2% 4.2% 4.5% 4.7% 4.9% 5.1% 5.2% 5.1% 4.8% 4.5% 4.2% 3.9% 3.7% 3.5% 3.4% 3.2%
3.1% 3.0% 3.3%

2.9% 3.1% 3.5% 3.5% 3.5% 3.7% 3.5% 3.3% 3.2% 2.9% 2.5% 2.3% 2.0% 1.9% 1.8% 1.8%
1.8% 1.8% 2.2%

Individuals Total Companies Dec/10Mar/11Jun/11 Sep/11Dec/11Mar/12Jun/12
Sep/12Dec/12Mar/13Jun/13 Sep/13Dec/13Mar/14Jun/14 Sep/14Dec/14Mar/15Jun/15

Itau Unibanco Holding S.A.  10

90-day Coverage Ratio

Total 90-day Coverage Ratio
In R$ billions
5.1 5.2 5.2 5.2 5.2 6.3 6.3 6.3
170% 174% 176% 176% 181% 193% 200% 187%
33% 35% 37% 37% 37% 45% 45% 42%
42% 43% 41% 46% 50% 52% 56% 49%
94% 97% 99% 93% 94% 96% 99% 96%
Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15
Complementary   Allowance  for  Loans  Losses  Complementary
Allowance Coverage Generic Allowance Coverage Specific

Allowance Coverage

Coverage Ratio by Segment 1
180% 179% 195% 195% 199% 207% 237% 187%
126% 131% 132% 131% 134% 135% 134% 131%
Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15
Retail Banking Wholesale Banking

1 Without complementary allowance portion.

Itau Unibanco Holding S.A.  11

Credit Quality | Companies

Companies 90-day NPL Ratio
2.3% 2.0% 1.9% 1.8% 1.8% 1.8% 1.8% 2.2%
0.7% 0.6% 0.7% 0.7% 0.7% 0.6% 0.5% 0.6%
Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15
90-day NPL Ratio 90-day NPL Ratio Excluding Fully Provisioned Credits

Companies 90-day NPL Ratio - Breakdown

4.7% 4.2% 3.9% 3.7% 3.5% 3.3% 3.1% 3.0%
2.3% 2.0% 1.9% 1.8% 1.8% 1.8% 1.8% 2.2%
0.4% 0.4% 0.5% 0.5% 0.7% 0.8% 1.0% 1.6%
Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15
Corporate  Very  Small,  Small  and  Middle Market Companies
Companies

Itau Unibanco Holding S.A.  12

Credit Quality | Individuals

Change in the Mix of the Individuals Portfolio in Brazil
Mortgage Loans
Payroll Loans
Vehicles Loans
Personal Loans
Credit Cards Loans
Jun-12 Mix Jun-15 Mix
19% 11% 17% 41%
8% 24%
38%13%
19% 16%
25% 30%
- 2,500 bps
+ 2,200 bps

Composition of the Payroll Loans
Portfolio in June 2015
11%
28%
61%
Private   Sector   Public   Servants  INSS  -  Retirees  and
Pensioners

Loan-to-Value
Vehicles and Mortgage | Vintages
-1,200 bps
-200 bps
66% 61%
60% 61%
58% 60%
54% 59%
2Q12 2Q13 2Q14 2Q15
Vehicles Mortgage Loans

Nonperforming Loans over 90 days
Credit Card x Brazilian Financial System excluding Itau Unibanco (Base 100)
100
80 76 78 68
Jun-12 Jun-13 Jun-14 Jun-15

Credit Cards Portfolio in June 2015
15.0% 23.9%
10.4% 6.4%
74.6% 69.8%
Itau Unibanco Brazilian Financial System excluding Itau Unibanco
Revolving Credit1 Installment with Interest
Transactor2
1 Includes nonperforming loans over 90 days.
2 Includes installment without interest.

Itau Unibanco Holding S.A.  13

Credit Quality

Loan  Loss  Provisions  Expenses  The  transfer of financial assets did not affect the result

In R$ billions
4.7% 4.2% 4.1% 4.3% 4.5% 4.2% 4.8% 4.8%
3.4% 2.8% 3.1% 3.1% 3.2% 3.0% 3.9% 3.8%
(4.5) (4.2) (4.3) (4.5) (4.7) (4.6) (5.5) (5.5)
(3.2) (2.8) (3.2) (3.2) (3.3) (3.3) (4.5) (4.4)
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15
Loan Loss Provision Expenses/Loan Portfolio1 - Annualized
Loan   Loss  Provision  Expenses  net  of  Recoveries/  Loan
Portfolio1  -  Annualized  Loan Loss Provision Expenses Loan
Loss Provision Expenses net of Recoveries

1 Average balance of the loan portfolio considering the last two quarters.

NPL Creation and Write-off

In R$ billions
4.0 4.6 5.1 5.5 5.4 6.6 5.8 5.4 5.1 5.3 4.8 4.4 4.1 4.7 5.0
4.1 4.1 4.1 4.1 4.1 4.7
3.3 4.2 3.6 4.0 4.4 5.9 4.9 5.3 6.1 6.0 5.7 5.3 4.8 5.6 4.7 4.3
5.6

1.4% 1.5% 1.6% 1.7% 1.6% 1.9% 1.6% 1.5% 1.4% 1.4% 1.3% 1.1% 1.0% 1.1% 1.1% 1.0%
0.9% 0.9% 1.2%

Dec/10Mar/11 Jun/11 Sep/11 Dec/11Mar/12 Jun/12 Sep/12 Dec/12Mar/13 Jun/13 Sep/13
Dec/13Mar/14 Jun/14 Sep/14 Dec/14Mar/15 Jun/15

NPL Creation
Write Off
NPL Creation/
Loan Portfolio1
1 Average balance of the loan portfolio considering the last two quarters. 2 Excluding the effect of the financial assets transfer that happened in June 2015, the NPL Creation would

have reached R$6.6 billion in the second quarter of 2015.

2

Itau Unibanco Holding S.A.  14

Loan Loss Provision Expenses by Segment

In R$ millions
603 614 1,113 1,236 2,051 1,773
4,252 4,465 4,741 4,614 5,515 5,520
3,649 3,851 3,628 3,378 3,464 3,747
1Q 14 2Q 14 3Q 14 4Q 14 1Q 15 2Q 15
Retail Banking Wholesale Banking

Itau Unibanco Holding S.A.  15

Commissions & Fees and Result from Insurance

In R$ millions 2Q15 1Q15 variation 2Q14 variation 1H15 1H14 variation
Asset Management (1) 689 662 27 4.1% 652 37 5.7% 1,351 1,305 47 3.6%

Current Account Services 1,368 1,405 (36) -2.6% 1,228 1 40 11.4% 2,773 2,366 4
07 17.2%

Credit Operations and Guarantees Provided 7 99 8 00 (1) -0.2% 760 39 5.1% 1,599
1,453 1 46 10.0%

Collection Services 3 85 3 65 20 5.5% 410 (25) -6.1% 751 7 73 (22) -2.9%
Credit Cards 2,929 2,884 45 1.6% 2,682 2 47 9.2% 5,813 5,284 5 30 10.0%
Other 7 35 7 50 (15) -2.0% 605 1 30 21.5% 1,485 1,214 2 70 22.3%

Banking Service Fees and Income from Banking Charges 6 ,906 6 ,867 40 0.6% 6,338
5 68 9.0% 13,773 12,395 1 ,378 11.1%

Result from Insurance, Pension Plan and Premium Bonds 1,544 1,482 6 2 4.2% 1,437
1 07 7.5% 3,026 2,803 2 23 8.0%

Total 8 ,451 8 ,349 1 02 1.2% 7,775 6 76 8.7% 16,799 15,198 1 ,602 10.5%

(-) Result from Other Insurance Activities (2) 99 85 14 16.5% 190 (92) -48.2%
183 324 (140) -43.4%

Total excluding Other Insurance Activities (2) 8 ,352 8 ,264 88 1.1% 7,585 7 67
10.1% 16,616 14,874 1 ,742 11.7%

1 Includes fund management fees and consortia management fees.
2  Other  insurance  activities  include  extended warranty, large  risks, health insurance, other products and our stake in IRB.

In R$ millions
7,004 7,431 7,423 7,775 8,093 8,271 8,349 8,451
37.2% 36.9% 37.3% 36.4% 36.0% 36.0% 34.3% 34.2%
3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15
Banking  Services  Fees  and Income from Banking Charges and
Result from Insurance Operations* (Banking Services Fees and
Income  from  Banking  Charges  and  Result  from  Insurance
Operations*)/(Financial  Margin  + Banking Services Fees and
Income  from  Banking  Charges  and  Result  from  Insurance
Operations*)   *  Insurance  Operations  include  insurance,
pension plan and premium bonds.

Itau Unibanco Holding S.A.  16

Insurance Operations

Itaú

Revenues[1] | Core Activities



In R$ millions
+ 11.9%
+ 1.2%
1,119
1,238
1,252
2Q14
1Q15
2Q15

[1] Revenues: Earned Premiums, Net Revenues from Pension Plan and Premium Bonds.

Claims Ratio and Combined Ratio

Insurance Core Activities



53.0%
55.4%
56.0%
26.4%
24.4%
26.5%
2Q14
1Q15
2Q15
Claims Ratio (%)
Combined Ratio (%)

Recurring Net Income | Core Activities and Other

In R$ millions

Core Activities 2Q15 x 2Q14: + 7.0%



747
713
782
56
26
42
691
687
740
2Q14
1Q15
2Q15
Core Activities
Other Activities

Market Share[1] | Technical Result

In R$ billions

	Market	Itaú Unibanco	Itaú Unibanco + 30% Porto Seguro
Insurance[2]	R$11.5	10.9%	14.8%
Insurance - Core[2,3]	R$6.3	17.5%	18.1%
Pension Plan[4]	R$2.5	24.9%	24.9%
Premium Bonds[5]	R$1.0	28.1%	28.2%

[1] Source: SUSEP from Jan-Jun/15; [2] Earned Premiums (-) Retained Claims (-) Selling Expenses. [3] Insurance core activities include: Personal Insurance (except redeemable term life insurance - Dotal), Housing, Multiple Peril and Domestic Credit – Individuals. It does not include Health Care. [4] Pension Contribution Income (-) Recognition of Provision for Benefits to be Granted (+) Revenues from Service Fees - source SUSEP e ANBIMA (-) Benefit Expenses (-) Selling Expenses (+) Reinsurance. It does not include life annuities. [5] Net Capitalization Revenues (-) Variation of the Provision for Redemption and of Deferred Income (+) Result from Raffles (-) Selling Expenses (+) Revenue from Redemption.

Itaú Unibanco Holding S.A.

17

Non-Interest Expenses

In R$ millions	2Q15	1Q15	variation		2Q14	variation		1H15	1H14	variation	
Personnel Expenses	(4,349)	(4,514)	165	-3.7%	(4,248)	(101)	2.4%	(8,863)	(8,107)	(756)	9.3%
Administrative Expenses	(4,265)	(3,927)	(338)	8.6%	(4,105)	(160)	3.9%	(8,193)	(7,831)	(362)	4.6%
Personnel and Administrative Expenses	**(8,614)**	**(8,441)**	**(173)**	**2.0%**	**(8,353)**	**(261)**	**3.1%**	**(17,056)**	**(15,938)**	**(1,118)**	**7.0%**
Operating Expenses (1)	(1,287)	(1,274)	(13)	1.0%	(1,124)	(163)	14.5%	(2,562)	(2,450)	(112)	4.6%
Other Tax Expenses (2)	(77)	(165)	88	-53.1%	(99)	22	-21.8%	(243)	(228)	(15)	6.5%
Total	**(9,979)**	**(9,881)**	**(98)**	**1.0%**	**(9,577)**	**(402)**	**4.2%**	**(19,860)**	**(18,616)**	**(1,244)**	**6.7%**
(-) Operations Abroad	(983)	(1,016)	32	-3.2%	(719)	(265)	36.8%	(1,999)	(1,522)	(476)	31.3%
Total (ex-operations abroad)	**(8,996)**	**(8,865)**	**(131)**	**1.5%**	**(8,858)**	**(138)**	**1.6%**	**(17,861)**	**(17,094)**	**(768)**	**4.5%**

[1] Includes expenses from provisions for contingencies, credit card selling expenses, claims and other; [2] Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS.



70.4
68.2
66.6
64.8
63.5
62.9
62.4
62.0
48.6
49.2
49.0
48.4
47.7
47.0
45.7
44.6
48.9
67.1
49.2
63.9
48.2
65.1
47.5
63.5
46.0
61.8
46.5
61.6
43.2
62.7
42.9
61.8
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
Quarterly Efficiency Ratio (%)
Quarterly Risk-Adjusted Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Risk-Adjusted Efficiency Ratio (%)

Itaú Unibanco Holding S.A.

18

Core Capital Ratio (Common Equity Tier I)

Changes in the Core Capital Ratio in the 2Q15
11.6% 0.7% -0.2% 0.3% 0.8% 13.2%
Common Equity Tier I (CET I) Mar/15
Net Income 2Q15
Dividends Distribution 2Q15
Decrease in Tax Loss Carryforwards
RWA and Other
Common Equity Tier I (CET I) Jun/15

Full application of Basel III rules (light vertical) June 30, 2015
13.2% -1.5% 11.7% -0.4% 11.3% 0.4% 11.7% 1.0% 12.7%
Common Equity Tier I (CET I) Jun/15
Deductions Schedule Anticipation1
CET I with full deductions
Risk-weighted assets rules Anticipation2
CET I with fully loaded Basel III rules
Investment optimization Mitigating Actions in Progress
Mitigated CET I with fully loaded Basel III rules
Use of the full tax loss carryforwards
Simulated CET I under complete Basel III rules3
1   Includes  deductions  of  Goodwill,  Intangible  Assets,
Deferred   Tax   Assets,   Pension   Funds   Assets,  Equity
Investments  in  Insurance and similar companies. 2 Includes
the   increase   of  the  multiplier  of  the  market  risk,
operational  risk  and  certain  credit  risk accounts. This multiplier,  which  is  at 9.09 nowadays, will be to 12.5 in
2019.  3  Does not include any reversal of the complementary portion of the loan loss provisions.

Itau Unibanco Holding S.A.  19

Stock Market Performance

Market Capitalization (in R$ billions)
175.1 179.6 152.8 150.6 157.0 190.2 186.7 178.8
Net Dividend Yield 1
2.4% 2.2% 2.4% 3.0% 2.8% 3.0% 3.7% 4.1%
Price/Earnings 3
13.6 x 11.5 x 9.3 x 9.5 x 9.1 x 8.7 x 8.0 x 7.7 x

Average Daily Trading Volume (in R$ millions)
559 650 736 702 659 827 967 733
191 207 277 292 326 419 471 363
368 443 459 410 333 409 496 369
2009 2010 2011 2012 2013 2014 1H15 Jul-15
BM&FBOVESPA (Non-voting + Common) NYSE (ADR)

1  Dividends and Interest on Capital Distributed in the last
12  months  of  each  period/average price of the non-voting shares  on  the  first  day  of  each  period;  2  Considers
Bloomberg  consensus  on  Itau  Unibanco's 2015 results, net average payout of the last 3 years and ITUB closing price of
07/31; 3 Source: Bloomberg (considered analysts expectations for  the  next 12 months, as of each date, and ITUB4 closing price).

Itau Unibanco Holding S.A.  20

2015 Outlook

Our  expectations  for 2015 (reviewed in the 1Q15) were kept unchanged.  Total  Loan  Portfolio  1 Growth of 3.0% to 7.0%
Managerial  Financial Margin 2 Growth of 14.5% to 17.5% Loan
Loss  Provision  Expenses  net  of  Recoveries  Between R$15
billion  and  R$18  billion  Service  Fees  and  Result from
Insurance  3  Growth  of 9.5% to 11.5% Non-Interest Expenses
Growth  of  7.0%  to 10.0% 1 Includes endorsements, sureties and private securities;

2  Includes  Financial  Margin  with  Clients  and Financial
Margin   with   Market;  3  Service  Fees  (+)  Income  from
Insurance,  Pension  Plan  and  Premium  Bonds  (-) Retained
Claims (-) Selling Expenses with Insurance, Pension Plan and
Premium  Bonds.  * The outlook does not consider the effects
of   the   CorpBanca's  transaction,  which  is  subject  to
regulatory approvals.

Itau Unibanco Holding S.A.  21

Strategic Agenda

Merger between Banco Itau Chile and
   Corpbanca

o  In  the  end of June 2015, the merger was approved by the shareholders' meetings of both institutions.

o  This  operation  is  part  of our Latin America expansion
strategy   and  will  significantly  strengthen  the  Bank's
presence  in  the  region,  generating  a  stronger  banking platform in Chile and Colombia, and increasing the potential for regional expansion.

*  The  conclusion  of  this  operation  is  subject  to the authorization of the regulator in Chile, the Superintendency of Banks and Financial Institutions (SBIF).

APIMEC Sao Paulo

o  We  are  pleased to invite you to the next meeting of the
2015 APIMEC cycle, in Sao Paulo, Brazil.

o  The  meeting will be held on August 20, at 2 pm, at Hotel
Unique  -  Avenida  Brigadeiro  Luis  Antonio, 4700 - Jardim
Paulista,  Sao  Paulo  -  SP, and will be transmitted by the
internet              on             the             website
www.itau.com.br/relacoes-com-investidores/apimec,  where you can also find further information on the event.

Itau Unibanco Holding S.A.  22

2nd quarter 2015 - Earnings Review
Conference Call

Eduardo Mazzilli de Vassimon
Executive Vice-President, CFO (Chief Financial Officer)
and CRO (Chief Risk Officer)

Marcelo Kopel
Investor Relations Officer